EXHIBIT 99.1
Nuvei Announces Third Quarter 2022 Results

Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, November 3, 2022 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, today reported its financial results for the three and nine months ended September 30, 2022.
“We are pleased with our results for the quarter, which exceeded the financial outlook previously provided. Results were driven by higher volumes and wallet share expansion as reflected in our constant currency volume growth of 38%, new client wins, our continued investment in technology and product offerings, and our geographic expansion,” said Philip Fayer, Nuvei’s Chair and CEO.
“We’re executing on our strategic initiatives and with the momentum we’re experiencing in the business year-to-date through October, we are increasing certain metrics as well as reaffirming the outlook for the full year 2022. We are also reiterating our medium and long-term targets.”
Financial Highlights for the Three Months Ended September 30, 2022
•Total volume(1) increased 30% to $28.0 billion from $21.6 billion;
◦eCommerce represented 87% of total volume;
◦Total volume growth at constant currency(1) was 38% with Total volume at constant currency(1) increasing to $29.7 billion from $21.6 billion;
•Revenue increased 7% to $197.1 million from $183.9 million;
◦Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $11.5 million;
◦Revenue growth at constant currency(2) was 13% with Revenue at constant currency(2) increasing to $208.6 million from $183.9 million;
•Net income decreased by 54% to $13.0 million from $28.0 million, primarily due to a $22.6 million increase in share-based payments;
•Adjusted EBITDA(2) increased to $81.2 million from $80.9 million;
◦Adjusted EBITDA was impacted unfavorably by changes in foreign currency exchange rates year-over-year by approximately $5 million;
•Adjusted net income(2) increased to $62.4 million from $62.3 million;
•Net income per diluted share decreased by 58% to $0.08 compared to $0.19;
•Adjusted net income(2) per diluted share increased to $0.43 compared to $0.42; and
•Adjusted EBITDA less capital expenditures(2) decreased by 8% to $68.5 million from $74.5 million.

Financial Highlights for the Nine Months Ended September 30, 2022
•Total volume(1) increased 36% to $87.4 billion from $64.1 billion;
◦eCommerce represented 87% of total volume;
◦Total volume growth at constant currency(1) was 42% with Total volume at constant currency(1) increasing to $90.9 billion from $64.1 billion;
•Revenue increased 22% to $623.0 million from $512.7 million;
◦Revenue was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $28.3 million;
◦Revenue growth at constant currency(2) was 27% with Revenue at constant currency(2) increasing to $651.3 million from $512.7 million;
•Net income decreased to $52.6 million from net income of $94.7 million, primarily due to a $83.4 million increase in share-based payments;
•Adjusted EBITDA(2) increased by 18% to $265.6 million from $225.8 million;
•Adjusted net income(2) increased by 16% to $206.2 million from $178.0 million;
•Net income per diluted share decreased by 47% to $0.34 from $0.64;
•Adjusted net income(2) per diluted share increased by 14% to $1.39 from $1.22;
•Adjusted EBITDA less capital expenditures(2) increased by 11% to $231.8 million from $208.3 million; and
•Cash balance of $754 million at September 30, 2022 compared to $749 million at December 31, 2021, mainly due to cash generation being offset by the repurchase and cancellation of approximately 1.8 million Subordinate Voting Shares for total consideration, including transaction costs, of $109 million.

(1) Total volume and Total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”.
(2) Adjusted EBITDA, Revenue at constant currency, Revenue growth at constant currency, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Operational Highlights
•Revenue for the third quarter of 2022 increased 4% to $105.5 million in Europe, the Middle East and Africa, increased 9% to $83.1 million in North America, increased 28% to $7.6 million in Latin America, and increased 47% to $1.0 million in Asia Pacific.
◦North America eCommerce direct revenue increased 40% to $25.6 million in this year’s third quarter from last year’s third quarter, representing approximately 30% of total North America revenue.
•With respect to advancements in technology and product innovation, Nuvei:
◦Enhanced its platform architecture and infrastructure to support a greater number of transactions per second than previously, accommodate local data protection residency rules further enabling the Company to expand in more countries around the world, and offer segregated environments for large customers should it be a requirement.
◦Launched “Nuvei for Platforms” accelerating its marketplace offering with its fully customizable solution supporting complete functionality of its modular platform via a single integration.
◦Enhanced its payment orchestration platform with a self-service routing manager allowing customers to choose the routing of transactions amongst different acquirers based on their preferences using the Company’s data analytics.
◦Launched several additional products including Account Updater in Europe, Mastercard tokenization, Visa Account Funding Transaction Support, its partnership with Visa for buy now pay later in Canada, and its enhanced risk services and reporting offerings.
•Nuvei added multiple new alternative payment methods (“APMs”) increasing its portfolio to 586 at the end of the third quarter, expanding access and allowing its customers to accept more forms of regionally familiar and preferred digital payment methods.
•Nuvei received its gaming license in Maryland and Kansas, as well as a money transmitter license in Puerto Rico, expanding its online gaming reach in the United States.
•Nuvei expanded it executive leadership team with the hiring of Vicky Bindra in the newly created position of Chief Operating and Product Officer.
•The Company added 66 new team members in the third quarter of 2022, ending with 1,636 employees at September 30, 2022 compared with 1,368 employees at December 31, 2021.
Financial Outlook(3)
For the three months ending December 31, 2022 and the fiscal year ending December 31, 2022, Nuvei anticipates Total volume(1), Revenue, Revenue in constant currency and Adjusted EBITDA(2) to be in the ranges below.
The financial outlook, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release.

	Three months ending December 31,	Year ending December 31,
	2022	2022
	Forward-looking	Forward-looking	Forward-looking
		Previous	Revised
(In U.S. dollars)	$	$	$
Total volume(1) (in billions)	33 - 35	117 - 121	120 - 122
Revenue (in millions)	197 - 227	820 - 850	820 - 850
Revenue at constant currency(2) (in millions)	210 - 234	855 - 885	861 - 885
Adjusted EBITDA(2) (in millions)	75 - 84	335 - 350	341 - 350
Growth Targets
Nuvei’s medium-term(4) annual growth targets for Total volume(1) and revenue, as well as its long-term target for Adjusted EBITDA margin(2), are shown in the table below. These medium(4) and long-term(4) targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time, and at a further stage of business maturity, through geographic expansion, product innovation, growing wallet share with existing customers and new customer wins, as more fully described under the heading “Summary of Factors Affecting our Performance” of our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations. These growth targets, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and are fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release. We will review and revise these growth targets as economic, market and regulatory environments change.

Growth Targets
Total volume(1)	30%+ annual year-over-year growth in the medium-term(4)
Revenue	30%+ annual year-over-year growth in the medium-term(4)
Adjusted EBITDA margin(2)	50%+ over the long-term(4)
(1) Total volume do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures” below.
(2) Revenue at constant currency, Revenue growth at constant currency, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures. See “Non-IFRS and Other Financial Measures”.
(3) Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking revenue at constant currency (non-IFRS), Adjusted EBITDA (non-IFRS) to net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. In periods where significant acquisitions or divestitures are not expected, the Company believes it might have a basis for forecasting the IFRS equivalent for certain costs, such as employee benefits, commissions and depreciation and amortization. However, because other deductions such as share-based payments, net finance costs, gain (loss) on financial instruments carried at fair market value and current and deferred income taxes used to calculate projected net income (loss) can vary significantly based on actual events, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss). The amount of these deductions may be material and, therefore, could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS). These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. See the risk and assumptions described under the headings “Forward-looking information” and “Financial Outlook and Growth Targets Assumptions” of this press release.

(4) The Company defines “Medium-term” as between three and five years and “long-term” as five to seven years.
Conference Call Information
Nuvei will host a conference call to discuss its third quarter 2022 financial results today, Thursday, November 3, 2022 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.
The conference call can also be accessed live over the phone by dialing 844-826-3033 (US/Canada toll-free), or 412-317-5185 (international). A replay will be available one hour after the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 10171461. The replay will be available through Tuesday, November 17, 2022.
About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 47 markets, 150 currencies and 586 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com

Non-IFRS and Other Financial Measures
Nuvei’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic Revenue at constant currency, Organic revenue growth at constant currency, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume, Total volume at constant currency, Total organic volume at constant currency and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred transaction costs and legal settlement and other.
Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance. In the third quarter of 2022, we retrospectively modified the label of this measure from "Free cash flow" in order to clearly reflect its composition.
Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Total volume at constant currency: Total volume at constant currency is used as an indicator of performance of our business on a more comparable foreign currency exchange basis. Total volume at constant currency means Total volume adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Total organic volume at constant currency: Total organic volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. Total organic volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Forward-Looking Information
This press release contains “forward-looking information” within the meaning of applicable securities laws, including Nuvei's outlook on Total volume, Revenue, Revenue at constant currency and Adjusted EBITDA for the three months ending December 31, 2022 and the year ending December 31, 2022 as well as medium and long-term targets on Total volume, Revenue and Adjusted EBITDA margin. Forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information. The Russia and Ukraine conflict, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry. See also "Financial Outlook and Growth Targets Assumptions”.
Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Nuvei’s financial outlook also constitutes financial outlook within meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding management's expectations regarding our financial performance and the reader is cautioned that it may not be appropriate for other purposes. Our medium and long-term growth targets serve as guideposts as we execute on our strategic priorities in the medium to long term and are provided for the purposes of assisting the reader in measuring progress toward management’s objectives, and the reader is cautioned that they may not be appropriate for other purposes.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 8, 2022 (the “AIF”). In particular, our financial outlook and medium and long-term targets are subject to risks and uncertainties related to:
•risks relating to our business and industry, such as the ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, and increasing inflationary pressures and interest rates;
•a declining level of volume activity in certain verticals, including digital assets and cryptocurrencies, and the resulting negative impact on the demand for, and prices of, our products and services;
•the rapid developments and change in our industry;
•intense competition both within our industry and from other payments methods;
•challenges implementing our growth strategy;
•challenges to expand our product portfolio and market reach;
•challenges in expanding into new geographic regions internationally and continuing our growth within our markets;
•challenges in retaining existing clients, increasing sales to existing clients and attracting new clients;
•managing our growth effectively;
•difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects;
•history of net losses and additional significant investments in our business;
•our level of indebtedness;
•risks associated with past and future acquisitions;
•challenges related to a significant number of our merchants being small-and-medium sized businesses ("SMBs");
•concentration of our revenue from payment services;
•compliance with the requirements of payment networks;
•challenges related to the reimbursement of chargebacks from our merchants;
•decline in the use of electronic payment methods;
•changes in foreign currency exchange rates, inflation, interest rates, consumer spending trends and other macroeconomic factors affecting results of operations;
•loss of key personnel or difficulties hiring qualified personnel;
•impairment of a significant portion of intangible assets and goodwill;
•increasing fees from payment networks;
•challenges related to general economic, financial market and geopolitical conditions, business cycles and credit risks of our clients;
•reliance on third-party partners to sell some of our products and services;
•misappropriation of end-user transaction funds by our employees;
•fraud by merchants, their customers or others;

•the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure;
•the integration of a variety of operating systems, software, hardware, web browsers and networks in our services;
•the costs and effects of pending and future litigation;
•challenges to secure financing on favorable terms or at all;
•challenges from seasonal fluctuations on our operating results;
•changes in accounting standards;
•estimates and assumptions in the application of accounting policies;
•risks relating to intellectual property and technology;
•risks relating to regulatory and legal proceedings;
•the impact of supply chain challenges on our customers;
•measures determined in accordance with IFRS may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance, making period-to-period comparisons less relevant; and
•any potential acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve profitability on our intended timeline or at all.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Financial Outlook and Growth Targets Assumptions
The financial outlook for the remainder of 2022 assumes greater currency headwinds than previously expected from the stronger U.S. dollar; higher volatility and lower volume in digital assets and cryptocurrencies than previously anticipated; and the potential impact from higher inflation and rising interest rates which could increase pressure on consumer spending in the second half of the year. The updated financial outlook and specifically the Adjusted EBITDA, as well as the Adjusted EBITDA margin long-term growth target, reflect the Company’s strategy to accelerate its investment in distribution, marketing, innovation, and technology. When measured as a percentage of revenue, these expenses are expected to decrease as our investments in distribution, marketing, innovation, and technology normalize over time.
Our financial outlook and growth targets are based on a number of additional assumptions, including the following:
•our results of operations and ability to achieve suitable margins will continue in line with management’s expectations,
•we will continue to effectively execute against our key strategic growth priorities, without any material adverse impact from the COVID-19 pandemic on our or our merchants’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for our products and services,
•losses owing to business failures of merchants and customers will remain in line with anticipated levels,
•existing customers growing their business and expanding into new markets within selected high-growth eCommerce and mobile end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services and travel;
•our ability to cross-sell and up-sell new and existing products and services to our existing customers with limited incremental sales and marketing expenses;
•our customers increasing their daily sales, and in turn their business volume of our solutions, at growth rates at or above historical levels for the past few years;
•our ability to maintain existing customer relationships and to continue to expand our customers’ use of more solutions from our Native Commerce Platform at or above historical levels for the past few years;
•our ability to leverage our sales and marketing experience in capturing and serving SMBs in North America and large enterprises in Europe and enable customer base expansion by targeting large enterprises in North America, with a focus in the eCommerce and mobile commerce channels;
•our sales and marketing efforts and continued investment in our direct sales team and account management driving future growth by adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels;
•our ability to further leverage our broad and diversified network of distribution partners;
•our ability to expand and deepen our footprint and to add new customers adopting our technology processing transactions in geographies where we have an emerging presence, such as Asia Pacific and Latin America;
•our ability to expand and keep our portfolio of services technologically current through continued investment in our Native Commerce Platform and to design and deliver solutions that meet the specific and evolving needs of our customers;

•our ability to maintain and/or expand our relationships with acquiring banks in North America;
•our continued ability to maintain our competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing,
•our continued ability to manage our growth effectively,
•we will continue to attract and retain key talent and personnel required to achieve our plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally,
•our ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions and manage the associated risks, such as the Base Commerce, Mazooma, Simplex and Paymentez acquisitions, as well as future acquisitions;
•gradual recovery in macroeconomic conditions and financial markets following 2022, and absence of material adverse changes in economic conditions in our core markets, geographies and verticals,
•average foreign currency exchange rates remaining at near current levels;
•interest rates increasing modestly and inflation remaining in line with central bank expectations in countries where we are doing business;
•the absence of adverse changes in legislative or regulatory matters,
•our continued ability to upskill and modify our compliance capabilities as regulations change or as we enter new markets, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, with minimal disruption to our customers’ businesses;
•our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms;
•the absence of adverse changes in current tax laws,
•our ability to expand profit margins by reducing variable costs as a percentage of total expenses, and leveraging fixed costs with additional scale and as the issuer’s investments in, for example, direct sales and marketing normalize; and
•increases in volume driving profitable revenue growth with limited additional overhead costs required, as a result of the highly scalable nature of our business model and the inherent operating leverage.

Contact:
Investors
Anthony Gerstein
Vice President, Head of Investor Relations
anthony.gerstein@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of U.S. dollars except for shares and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
	$	$	$	$
Revenue	197,146	183,932	622,984	512,651
Cost of revenue	38,363	38,332	121,259	98,640
Gross profit	158,783	145,600	501,725	414,011
Selling, general and administrative expenses	149,184	106,076	442,501	290,382
Operating profit	9,599	39,524	59,224	123,629
Finance income	(4,131)	(538)	(6,427)	(2,309)
Finance cost	7,859	5,131	13,627	11,878
Net finance cost	3,728	4,593	7,200	9,569
Loss (gain) on foreign currency exchange	(12,528)	727	(20,415)	1,973
Income before income tax	18,399	34,204	72,439	112,087
Income tax expense	5,393	6,202	19,836	17,381
Net income	13,006	28,002	52,603	94,706
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences	(33,599)	(9,572)	(64,054)	(20,111)
Comprehensive income (loss)	(20,593)	18,430	(11,451)	74,595
Net income attributable to:
Common shareholders of the Company	11,710	26,841	48,692	91,485
Non-controlling interest	1,296	1,161	3,911	3,221
	13,006	28,002	52,603	94,706
Comprehensive income (loss) attributable to:
Common shareholders of the Company	(21,889)	17,269	(15,362)	71,374
Non-controlling interest	1,296	1,161	3,911	3,221
	(20,593)	18,430	(11,451)	74,595
Net income per share
Net income per share attributable to common shareholders of the Company
Basic	0.08	0.19	0.34	0.66
Diluted	0.08	0.19	0.34	0.64
Weighted average number of common shares outstanding
Basic	141,311,785	139,252,523	141,866,671	138,728,421
Diluted	143,716,424	144,006,451	145,186,798	143,452,170

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	September 30, 2022	December 31, 2021
	$	$
Assets

Current assets
Cash and cash equivalents	753,612	748,576
Trade and other receivables	53,562	39,262
Inventory	1,239	1,277
Prepaid expenses	8,225	8,483
Income taxes receivable	2,757	3,702
Current portion of advances to third parties	924	3,104
Current portion of contract assets	1,359	1,354

Total current assets before segregated funds	821,678	805,758
Segregated funds	628,892	720,874
Total current assets	1,450,570	1,526,632

Non-current assets
Advances to third parties	3,290	13,676
Property and equipment	28,066	18,856
Intangible assets	689,457	747,600
Goodwill	1,099,715	1,126,768
Deferred tax assets	13,221	13,036
Contract assets	980	1,091
Processor deposits	4,462	4,788
Other non-current assets	2,622	3,023

Total Assets	3,292,383	3,455,470

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	September 30, 2022	December 31, 2021
	$	$
Liabilities

Current liabilities
Trade and other payables	110,772	101,848
Income taxes payable	15,796	13,478
Current portion of loans and borrowings	8,526	7,349
Other current liabilities	6,222	13,226

Total current liabilities before due to merchants	141,316	135,901
Due to merchants	628,892	720,874

Total current liabilities	770,208	856,775

Non-current liabilities
Loans and borrowings	503,470	501,246
Deferred tax liabilities	58,634	71,100
Other non-current liabilities	2,664	4,509

Total Liabilities	1,334,976	1,433,630

Equity

Equity attributable to shareholders
Share capital	2,015,091	2,057,105
Contributed surplus	169,758	69,943
Deficit	(164,274)	(108,749)
Accumulated other comprehensive loss	(72,615)	(8,561)

	1,947,960	2,009,738
Non-controlling interest	9,447	12,102

Total Equity	1,957,407	2,021,840

Total Liabilities and Equity	3,292,383	3,455,470

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the nine months ended September 30,	2022	2021
	$	$
Cash flow from operating activities
Net income	52,603	94,706
Adjustments for:
Depreciation of property and equipment	5,936	4,276
Amortization of intangible assets	73,822	60,614
Amortization of contract assets	1,425	1,585
Share-based payments	103,666	20,245
Net finance cost	7,200	9,569
Loss (gain) on foreign currency exchange	(20,415)	1,973
Income tax expense	19,836	17,381
Changes in non-cash working capital items	(17,050)	15,269
Interest paid	(15,152)	(9,559)
Interest received	4,577	117
Income taxes paid (net)	(23,295)	(14,291)
	193,153	201,885
Cash flow used in investing activities
Business acquisitions, net of cash acquired	—	(387,654)
Payment of acquisition-related contingent consideration	(2,027)	—
Acquisition of property and equipment	(8,681)	(3,564)
Acquisition of intangible assets	(25,130)	(13,963)
Decrease in other non-current assets	726	9,756
Net decrease in advances to third parties	1,884	7,924
	(33,228)	(387,501)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	(109,158)	—
Transaction costs from issuance of shares	(903)	(74)
Proceeds from exercise of stock options	1,474	6,499
Repayment of loans and borrowings	(3,840)	—
Proceeds from loans and borrowings	—	300,000
Transaction costs related to loans and borrowings	—	(5,373)
Payment of lease liabilities	(2,674)	(1,962)
Purchase of non-controlling interest	(39,751)	—
Dividend paid by subsidiary to non-controlling interest	(260)	(880)
	(155,112)	298,210
Effect of movements in exchange rates on cash	223	(4,582)
Net increase in cash and cash equivalents	5,036	108,012
Cash and cash equivalents – Beginning of period	748,576	180,722
Cash and cash equivalents – End of period	753,612	288,734

Reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to Net Income
(In thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
	$	$	$	$

Net income	13,006	28,002	52,603	94,706
Finance cost	7,859	5,131	13,627	11,878
Finance income	(4,131)	(538)	(6,427)	(2,309)
Depreciation and amortization	26,269	23,152	79,758	64,890
Income tax expense	5,393	6,202	19,836	17,381
Acquisition, integration and severance costs(a)	11,324	7,218	21,490	17,058
Share-based payments and related payroll taxes (b)	33,819	11,187	103,763	20,245
Loss (gain) on foreign currency exchange	(12,528)	727	(20,415)	1,973
Legal settlement and other(c)	190	(138)	1,397	(42)
Adjusted EBITDA	81,201	80,943	265,632	225,780
Acquisition of property and equipment, and intangible assets	(12,724)	(6,402)	(33,811)	(17,527)
Adjusted EBITDA less capital expenditures	68,477	74,541	231,821	208,253
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and nine months ended September 30, 2022, those expenses were $2.8 million and $6.2 million ($0.7 million and $10.5 million for the three months and nine months ended September 30, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation were $7.5 million and $14.3 million for the three months and nine months ended September 30, 2022 and $6.3 million for the three months and nine months ended September 30, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. $0.5 million and $1.0 million gain were recognized for the three months and nine months ended September 30, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $1.5 million and $2.1 million for the three months and nine months ended September 30, 2022 ($0.3 million for the three months and nine months ended September 30, 2021). These expenses are presented in selling, general and administrative expenses.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and nine months ended September 30, 2022, the expenses consisted of non-cash share-based payments of $33.8 million and $103.7 million ($11.2 million and $20.2 million for three months and nine months ended September 30, 2021), immaterial and $0.1 million for related payroll taxes (nil in 2021).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income
(In thousands of U.S. dollars except for share and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
	$	$	$	$

Net income	13,006	28,002	52,603	94,706
Change in fair value of share repurchase liability	—	—	(5,710)	—
Amortization of acquisition-related intangible assets(a)	22,427	20,042	68,904	56,151
Acquisition, integration and severance costs(b)	11,324	7,218	21,490	17,058
Share-based payments and related payroll taxes(c)	33,819	11,187	103,763	20,245
Loss (gain) on foreign currency exchange	(12,528)	727	(20,415)	1,973
Legal settlement and other(d)	190	(138)	1,397	(42)
Adjustments	55,232	39,036	169,429	95,385
Income tax expense related to adjustments(e)	(5,803)	(4,697)	(15,882)	(12,083)
Adjusted net income	62,435	62,341	206,150	178,008
Net income attributable to non-controlling interest	(1,296)	(1,161)	(3,911)	(3,221)
Adjusted net income attributable to the common shareholders of the Company	61,139	61,180	202,239	174,787
Weighted average number of common shares outstanding
Basic	141,311,785	139,252,523	141,866,671	138,728,421
Diluted	143,716,424	144,006,451	145,186,798	143,452,170

Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.43	0.44	1.43	1.26
Diluted	0.43	0.42	1.39	1.22
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and nine months ended September 30, 2022, those expenses were $2.8 million and $6.2 million ($0.7 million and $10.5 million for the three months and nine months ended September 30, 2021). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $7.5 million and $14.3 million for the three months and nine months ended September 30, 2022 and $6.3 million for the three months and nine months ended September 30, 2021. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. $0.5 million and $1.0 million gain were recognized for the three months and nine months ended September 30, 2022, and nil for 2021. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $1.5 million and $2.1 million for the three months and nine months ended September 30, 2022 ($0.3 million for the three months and nine months ended September 30, 2021). These expenses are presented in selling, general and administrative expenses.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and nine months ended September 30, 2022, the expenses consisted of non-cash share-based payments of $33.8 million and $103.7 million ($11.2 million and $20.2 million for three months and nine months ended September 30, 2021), immaterial and $0.1 million for related payroll taxes (nil in 2021).

(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended September 30		Change		Nine months ended September 30		Change
(In thousands of U.S. dollars, except for percentages)	2022	2021			2022	2021
	$	$	$	%	$	$	$	%
Revenue
Europe, Middle East and Africa	105,520	101,335	4,185	4%	350,039	266,902	83,137	31%
North America	83,087	76,020	7,067	9%	247,170	225,028	22,142	10%
Latin America	7,588	5,929	1,659	28%	20,924	16,437	4,487	27%
Asia Pacific	951	648	303	47%	4,851	4,284	567	13%
	197,146	183,932	13,214	7%	622,984	512,651	110,333	22%
Reconciliation of Revenue at Constant Currency and Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of U.S. dollars except for percentages)	Three months ended September 30, 2022			Three months ended September 30, 2021
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	197,146	11,490	208,636	183,932	7%	13%

(In thousands of U.S. dollars except for percentages)	Nine months ended September 30, 2022			Nine months ended September 30, 2021
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	622,984	28,332	651,316	512,651	22%	27%

Reconciliation of Organic revenue at constant currency and Organic revenue growth at constant currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of U.S. dollars except for percentages)	Three months ended September 30, 2022					Three months ended September 30, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$		$	$	$	$

Revenue	197,146	(7,345)	—	10,999	200,800	183,932	—	183,932	7%	9%

(In thousands of U.S. dollars except for percentages)	Nine months ended September 30, 2022					Nine months ended September 30, 2021
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$		$

Revenue	622,984	(37,608)	—	26,712	612,088	512,651	—	512,651	22%	19%
(a) We acquired Mazooma Technical Services Inc. ("Mazooma") on August 3, 2021, and SimplexCC Ltd. ("Simplex") and Paymentez LLC ("Paymentez") on September 1, 2021.